                                    EXHIBIT 99.2

Gogoro to Announce First Quarter 2022 Financial Results
on May 12th at 8 a.m. Eastern Time

TAIPEI – MAY 2, 2022 – Gogoro® Inc. (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today announced that it will release its financial results for the quarter ended March 31st, 2022 before markets open on May 12th, 2022. Gogoro’s management team will hold an earnings Webcast on May 12th, 2022 at 8:00 a.m. Eastern Time to discuss the Company’s financial and business results and outlook.

What: Date of Gogoro Q1 2022 Financial Results and Q&A Webcast
When: Thursday, May 12, 2022
Time: 8:00 a.m. Eastern Time / 8:00 p.m. Taipei Standard Time
Webcast: https://investor.gogoro.com (live and replay)

Approximately 24 hours after the Q&A session, an archived version of the webcast will be available on the Company’s website for approximately two weeks thereafter.

ABOUT GOGORO
Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Gogoro’s battery swapping and vehicle platforms offer a smart, proven and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Gogoro Media Contact:
Jason Gordon, Gogoro
+1 206-778-7245

                                    EXHIBIT 99.2
jason.gordon@gogoro.com

Gogoro Investor Contact:
Michael Bowen, ICR, LLC.
+1 212-475-0415
gogoroIR@icrinc.com
ir@gogoro.com